Filed by Mylan Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan Inc.

Commission File No.: 1-9114

MYLAN EMPLOYEE LETTER

Today we are very excited to announce an agreement <link to press release housed on Air MIKE space> to acquire Abbott’s Non-U.S. Developed Markets Specialty and Branded Generics Business (the “Abbott Assets”), a $1.9 billion business operating in Europe, Canada, Japan, Australia and New Zealand. We believe this acquisition is absolutely the right next strategic transaction for Mylan as it builds on our already strong momentum; expands and further diversifies our business; maximizes our ability to execute on our growth drivers; and enhances our overall financial flexibility to pursue future opportunities.

This transaction aligns closely with the strategic priorities you have been hearing about during the last few months. Specifically, it will help Mylan protect and grow its core by adding to our scale in our largest developed markets outside of the U.S., enhancing our ability to provide access to high quality medicine to the world’s 7 billion people.

The transaction is expected to nearly double our revenues in Europe by strengthening our presence in the United Kingdom, Germany, France, Spain and Portugal, among others. It also is expected to more than double our revenues in Canada and Japan and build on Mylan’s businesses in Australia and New Zealand. In addition, the Abbott Assets will provide Mylan with a meaningful presence in the specialty and branded generics market in Central and Eastern Europe.

This transaction also builds and diversifies our portfolio by bringing us more than 100 specialty, branded generic and over-the-counter products. This portfolio includes several patent-protected, novel and/or hard-to-manufacture products with durable growth potential.

Further, as you all know, while Mylan has built a world-class operating platform, we recently have been focusing our attention on building a complementary commercial platform. This transaction will result in a much stronger commercial infrastructure and enriched capabilities in the specialty and branded generics area, including a specialty sales force of approximately 2,000 sales representatives. This strong sales organization will provide us with reach to physicians and patients in approximately 40 countries. When this is combined with Mylan’s strength in pharmacies, we will be able to effectively reach all channels in our largest markets, bolstering our ONE Mylan approach and philosophy.

Having such a robust commercial platform with touch points across all channels also will be a key component when expanding our EpiPen® Auto-Injector franchise globally and launching future growth drivers, such as respiratory and biologics.

Importantly, this transaction significantly strengthens Mylan’s financial flexibility and positions us for the next phase of our growth. By increasing earnings, reducing debt and generating significant cash flow, we will have greater firepower to pursue future opportunities in this consolidating industry. This transaction also has the potential to accelerate achievement of our target of delivering at least $6.00 in adjusted diluted earnings per share in 2018.

As part of this transaction, Mylan will be organizing our business in the Netherlands. This will have very limited impact on our day-to-day operations, and, while this is not the driver of this deal, a lower tax rate and other benefits will help position us even better for future growth. It is important to note that our global leadership team will continue to be based out of the Robert J. Coury Global Center at Southpointe and our other Global Centers, and we will remain a publicly-traded company in the U.S.

Upon closing, we intend to integrate this business with our regional operations and look forward to providing you with additional information in the coming weeks and months.

If you have any questions along the way, we will do our best to answer them. But please note that the transaction is not expected to close until the first quarter of 2015, and, in the meantime, it is business as usual. We look forward to your continued focus and commitment to achieving our mission and executing on our strategy. We are in the position we are today because of the unmatched platform created through your hard work and contributions. Thank you.

Robert, Heather and Rajiv

Forward-Looking Statements

This letter contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may often be identified by the use of words such as “will”, “may”, “could”, “should,” “would”, “project”, “believe”, “anticipate”, “expect”, “plan,” “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Such forward-looking statements include, without limitation, statements regarding the proposed acquisition of the Abbott Assets by Mylan, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Mylan’s and the acquired business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; changes in relevant tax and other laws; the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of approval of Mylan’s shareholders; the regulatory approvals required for the transaction not being obtained on the terms expected or on the anticipated schedule; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis; the integration of the acquired business by Mylan being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; the retention of certain key employees of the acquired business being difficult; Mylan’s and the acquired business’s expected or targeted future financial and operating performance and results; the combined company’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of any such proceedings on Mylan’s and the acquired business’s consolidated financial condition, results of operations or cash flows; Mylan’s and the acquired business’s ability to protect their intellectual property and preserve their intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in economic and financial conditions of Mylan’s business or the acquired business ; uncertainties and matters beyond the control of management; and the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate the acquired business. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission (“SEC”). You can access Mylan’s Form 10-K through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this letter.

Additional Information and Where to Find It

In connection with the proposed acquisition of the Abbott Assets by Mylan, New Mylan B.V. (“New Mylan”) and Mylan intend to file relevant materials with the SEC, including a New Mylan registration statement on Form S-4 that will include a proxy statement of Mylan that also constitutes a prospectus of New Mylan. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE ABBOTT ASSETS AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan upon written request to Mylan at 724.514.1813 or investor.relations@mylan.com.

Participants in Solicitation

This letter is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014. This document can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.